Nuveen Investments

333 West Wacker Drive

Chicago, IL 60606

P 312 9177700

www.nuveen.com

October 6, 2016

VIA EDGAR

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Attn: Ms. Elisabeth Bentzinger

Re:

Request for Acceleration of the Effective Date of Nuveen Municipal High Income Opportunity Fund’s Pre-Effective Amendment No. 3 Under the Securities Act of 1933 and Amendment No. 34 Under the Investment Company Act of 1940 File (Nos: 333-211793 and 811-21449)

Dear Ms. Bentzinger:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, we hereby request that the effective date of the above-captioned Registration Statement be accelerated so that the same will become effective Thursday, October 6, 2016, or as soon thereafter as practicable.

In connection with this request, Nuveen Securities, LLC, the underwriter for the Fund, has also signed this letter requesting acceleration.

Very truly yours,

Nuveen Municipal High Income Opportunity Fund	Nuveen Securities, LLC

/s/ Gifford R. Zimmerman	/s/ Gifford R. Zimmerman
By: Gifford R. Zimmerman	By: Gifford R. Zimmerman
Title: Vice President and Secretary	Title: Managing Director